(1)  All 45,111,778 shares are held directly by MP West Canada S.A.S. (“MP West Canada”). Saint-Aubin Énergie S.A.S. (“Saint-Aubin”) is the direct beneficial owner of 100% of the share capital of MP West Canada. MPI S.A. (“MPI”) is the direct beneficial owner of two-thirds of the share capital of Saint-Aubin. Établissements Maurel & Prom S.A. (“M&P”) is the direct beneficial owner of one-third of the share capital of Saint-Aubin. Accordingly, each of Saint-Aubin, MPI and M&P may be deemed to share with MP West Canada the power to (i) vote or direct the vote of and (ii) dispose or direct the disposition of the shares held directly by MP West Canada. Each of Saint-Aubin, MPI and M&P expressly disclaims, to the extent permitted by applicable law, beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.